May 10, 2007
Via EDGAR and Facsimile to (202) 772-9203
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549

Attn:	Mr. Michael Moran

Re:	Group 1 Automotive, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 27, 2007 File No. 1-13461
Ladies and Gentlemen:
     On behalf of Group 1 Automotive, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 27, 2007 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2006 (the “Form 10-K”). For your convenience, the comments provided by the Staff have been included in bold face, in the order presented in the Comment Letter, before the Company’s response to each comment.
General
1.	Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.
Response: To the extent that additional or revised disclosures are determined necessary, we have complied with your request to provide examples of the prospective disclosures in this response. Further, to the extent that additional disclosures are determined necessary, we will include such disclosures in future filings with the Commission.
Item 2. Properties, page 25
2.	In future filings, please disclose the geographic location of the dealerships where you own the land and buildings. See Item 102 of Regulation S-K.

Securities and Exchange Commission
May 10, 2007

Response: We will comply with your guidance to disclose in our future filings with the Commission the geographic location of the dealerships for which we own the land and buildings. We anticipate that such future disclosure will read substantially as reflected in Attachment A of this letter.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
3.	We note that you disposed of 13 franchises. Tell us why you do not present any results from discontinued operations. We note that the dealership you sold in 2006 that was located in Colorado was your only dealership in that state.
Response: With regards to the disposition of our dealership franchises, we note that paragraph 42 of FASB Statement No. 144 (“FAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets” specifies the guidelines for reporting discontinued operations and, as such, requires that the:
...results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported as discontinued operations...if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.
Further, we observe that for the purpose of applying FAS 144, paragraph 41 defines a component of an entity as comprising “...operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.”
Elimination of Clearly Distinguishable Cash Flows
As characterized in our 2006 Annual Report on Form 10-K, the Company’s business is to “...market and sell an extensive range of automotive products and services, including new and used vehicles and related financing, vehicle maintenance and repair services, replacement parts and warranty, insurance and extended service contracts.” The Company’s retail network is organized into four regions. Each region is managed by a regional vice president, who reports directly to our Chief Executive Officer, and a regional management team. The four regions are further divided into markets, which we generally define as a city or small geographic area and brand under one common name (e.g., McCall Lexus/Toyota/Acura/Nissan in Houston, Ira Lexus/Toyota/Mazda/Porsche in Boston, Bob

Securities and Exchange Commission
May 10, 2007

Howard Toyota/Honda/Nissan in Oklahoma City, Miller Toyota/Nissan/Honda in Los Angeles, etc.). Due to the nature of our business and our overall business strategy, our management teams continuously evaluate our portfolio of dealership franchises within our markets and make disposition and acquisition decisions based upon current and expected future market and industry conditions. As discussed in the Business Strategy section of the Annual Report on Form 10-K, we believe that this disposition and acquisition activity is an integral part of our normal and continuing operations. Based upon our interpretation of paragraph 42 and Examples 12 and 15 of FAS 144, we generally do not believe that the operations and cash flows from the sale of our automotive products and services are eliminated by the disposition of an individual dealership franchise within one of our markets. We consider the disposition and/or acquisition of individual dealership franchises to be a balancing of our business portfolio in a particular market, not the disposition of a component of the business for which operations and cash flows have been eliminated from the ongoing operations of the Company.
Each of the respective regional teams manages the operations of the collective markets within their region, distributes resources among the markets, and provides other administrative functions to the markets and dealership franchises therein. Some of the costs of such regional and corporate management and administrative functions are not clearly distinguishable and allocated back to our individual dealership franchises. In addition, while the majority of our dealerships are separate, stand-alone facilities, many of our dealership locations incorporate multiple, distinct franchises and are commonly managed by dealership personnel. For example, within our 2006 dealership franchise dispositions, we disposed of the South Pointe Hummer franchise that was located in a common facility with one of our Chevrolet franchises. We collectively promoted and managed this franchise group as South Pointe Chevrolet and Hummer. In such situations, various resources are shared among the multiple franchises at the common location. As such, clearly distinguishable cash flows are not available for each of our dealership franchises. We believe that an analogous situation is described in paragraph A26 (b) of Example 12 in FAS 144.
Migration of Cash Flows
Additionally, in application of the elimination of cash flows concept in FAS 144, we have referred to the Emerging Issues Task Force 03-13 (“EITF 03-13”), “Applying the Conditions of Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations.” Generally, because of our market branding approach, we feel that customers of our automotive products and services migrate from our sold dealership franchises to our other dealership franchises within the same market and brand. In such, we believe that “revenue-producing activities” (or continuing cash inflows) of the disposed franchises continue within a market as a result of the migration of customers from the disposed franchises to common brands within the Company remaining after the disposition and that those associated cash inflows are significant.

Securities and Exchange Commission
May 10, 2007

Significant Continuing Involvement
In most dealership franchise dispositions, we do not retain any significant involvement in the operations of the disposed franchise. Occasionally, however, in the disposition of a dealership franchise for which we lease the facility, we are required to guarantee the remaining lease term as the primary or secondary guarantor on the respective lease. In such cases, we believe that we continue to have significant continuing involvement.
Component of an Entity Conclusion
As noted in the Staff’s comment, we acknowledge that we disposed of our only dealership franchise in Colorado (Luby Chevrolet) during 2006. However, based upon our policies described above, we determined that Luby Chevrolet and the following other dealership franchise dispositions did not qualify as a component of the Company for discontinued operations reporting (number of franchise in parentheses):
•	South Pointe Hummer (1) — cash flows are not clearly distinguished due to the fact that this dealership franchise shared facilities, management, and administrative functions with one of our Chevrolet franchises;

•	Ira Chrysler, Jeep, Dodge (3) — significant continuing involvement exists as the Company remains primary obligor under the facilities lease;

•	Luby Chevrolet (1) — significant continuing involvement exists as the Company is secondary obligor under the facilities lease; and

•	Crown Buick (1) — cash flows are not clearly distinguished due to the fact that this dealership franchise shared facilities, management, and administrative functions with several other franchises.
While we determined the remaining seven dealership franchise dispositions to qualify as disposals of components of the Company for which operations, cash flows and significant continued involvement were eliminated, and thus to require reporting as discontinued operations, we relied upon the relief explicitly provided in FAS 144 that the provisions of the statement “...need not be applied to immaterial items.” We evaluated the materiality of our discontinued operations on a quantitative and qualitative basis.
Quantitative Analysis of Materiality
From a quantitative perspective, we believe that the most relevant measure of materiality for our industry and, specifically, our Company, within the context of disposition and acquisition activity is total revenue. As noted above, the dealerships and markets within our regions share several regional and corporate management services, while the cost of such services is not completely allocated back to the market or dealership level. In addition, we operate several dealership franchises out of one location and, as a practice, do not fully allocate costs of the common location to the individual franchises. Therefore, we believe that total revenue is a better measure of the operational activity of a dealership or market than pretax income, net income or earnings per share. Thus, we have established a policy to compare our market dispositions’ current year revenues, both individually and in the aggregate, to the current year’s consolidated revenues in order to evaluate materiality. Further, drawing on the

Securities and Exchange Commission
May 10, 2007

guidance regarding the significance of dispositions contained within Rule 11-01 of Regulation S-X, we compared the estimated pretax income set forth in Rule 1-02(w) of Regulation S-X for our market dispositions, both individually and in the aggregate, to the applicable consolidated current year measure.
None of our 2006 dealership franchise dispositions individually accounted for more than 0.3% of our 2006 consolidated revenues. And, in the aggregate, the seven dispositions that we believe qualified as the disposition of a component of the Company represented only 0.4% of our 2006 consolidated revenues. Further, the combined estimated pretax income impact of our discontinued operations was 5.4% of our consolidated pretax income for 2006, while none individually represented more than 3.4%. Also, the aggregate gain/loss on disposition of these discontinued operations equated to 1.2% of our consolidated pretax income for 2006. The estimated pretax income impact of our discontinued operations combined with the gain/loss on such dispositions, resulted in a net pretax loss of $5.9 million from discontinued operations, or 4.2% of pretax income.
To supplement, we will provide the Staff, upon request, with our quantitative analysis of the materiality of our 2006 dealership franchise dispositions qualifying for discontinued operations treatment, as well as, the other 2006 dispositions that we determined not to qualify for discontinued operations treatment based upon the above described reasons. We have elected not to include such detailed analysis at this time due to its confidential nature. If the Staff requires this detailed analysis, we will request confidential treatment for such submission.
Qualitative Analysis of Materiality
In conjunction with these quantitative measures, we analyzed the qualitative materiality of our reporting of our 2006 dealership franchise dispositions utilizing the applicable guidelines established by Staff Accounting Bulletin 99 (“SAB 99”), “Materiality.” We have reviewed each of the considerations provided in SAB 99, as to whether our accounting and reporting of the dispositions:
•	masks a change in earnings or other trends

•	hides a failure to meet analysts’ consensus expectations for the enterprise

•	changes a loss into income or vice versa

•	concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•	affects the registrant’s compliance with regulatory requirements

•	affects the registrant’s compliance with loan covenants or other contractual requirements

•	has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	involves concealment of an unlawful transaction.
Materiality Conclusion
Based upon our evaluation of both the qualitative and quantitative aspects of our accounting for the 2006 dealership franchise dispositions, we determined that the dispositions qualifying

Securities and Exchange Commission
May 10, 2007

for discontinued operations treatment were not material and, thus, were exempt from the discontinued reporting requirements of FAS 144. Further, based upon a similar analysis, we considered the quantitative and qualitative impact of all of our 2006 dealership franchise dispositions to be immaterial, as the aggregate impact of all of our 2006 dealership franchise dispositions represented 1.1% of total 2006 revenues and 2.1% of pretax income.
Item 9A. Controls and Procedures, page 49
Evaluation of Disclosure Controls and Procedures
4.	We note your disclosure that the Chief Executive Officer and Chief Financial Officer concluded that your controls and procedures were effective as of the end of the period covered by the report to ensure that “material information” was accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. The use of the word “material” in your disclosure could be interpreted as being restrictive and does not comply with Exchange Act Rule 13a-15(e). In this regard, please revise your disclosures in future filings to delete the word “material” and confirm to us that your officers concluded that your disclosure controls and procedures were effective in timely alerting them to information required to be included in your filings under the Securities Exchange Act of 1934.
Response: Our Chief Executive and Financial Officers have concluded that, as of December 31, 2006, our disclosure controls and procedures included without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports filed under the Securities and Exchange Act of 1934 was accumulated and communicated to management, including our Chief Executive and Financial Officers, as appropriate to allow timely decisions regarding required disclosure. We will revise our evaluation of disclosure controls and procedures in Item 9A of future Form 10-K filings with the Commission to delete the word “material,” as follows:
Our Chief Executive Officer and Chief Financial Officer performed an evaluation of our disclosure controls and procedures, which have been designed to permit us to effectively identify and timely disclose important information. They concluded that the controls and procedures were effective as of the end of the period covered by this report to ensure that information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Further, our Chief Executive and Financial Officers have determined that, as of March 31, 2007, our disclosure controls and procedures were effective to ensure that information was accumulated, and communicated to our management, as appropriate to allow timely decisions regarding required disclosure and have eliminated the “material” qualification in Item 4 of our March 31, 2007 Form 10-Q filed with the Commission for such period on May 7, 2007.

Securities and Exchange Commission
May 10, 2007

Consolidated Financial Statements
Notes to the Financial Statement
Note 3 — Acquisitions, page F-15
5.	We note that in 2006 you acquired several dealerships with aggregate assets in excess of 10% of your consolidated assets as of December 31, 2005. Please revise your notes to provide pro forma financial results for 2006 and 2005 as required by 54 of SFAS 141 or demonstrate to us that the pro forma results of operations are not materially different from what you have presented in your historic statement of operations for those years.
Response: As mentioned above, we believe that the acquisition of dealership franchises is an integral part of our continuing business operations. We acquire dealership franchises to: 1) expand into geographic markets that we do not currently serve (“Market Acquisitions”) and 2) expand our brand, product and service offerings in our existing markets (“Tuck-In Acquisitions”). Typically, our Market Acquisitions involve a number of dealership franchises from a well-established group. Conversely, our Tuck-In Acquisitions usually entail one or two individually-owned dealership franchises. Typically, these Tuck-In Acquisitions are not part of a larger group of dealership franchises. Due to the size and nature of their operations, we generally do not consider Tuck-In Acquisitions to be material to our overall operating results. Historically, we have only evaluated Market Acquisitions as potentially material for the pro forma reporting requirements of paragraph 54 in SFAS 141, which states that:
...the notes to the financial statements shall include the following supplemental information on a pro forma basis for the period in which a material business combination occurs...
As previously discussed, our regional structure allows us to manage our business differently, and we believe, more efficiently, than most Tuck-In Acquisitions have historically been operated. Utilizing our structure and economies of scale, we believe that we can improve operations, increase efficiencies and eliminate certain costs from Tuck-In Acquisitions due to our larger buying power, leverage in negotiation and broader access to capital, among other things. Additionally, our experience is that the historical, pre-acquisition financial information of Tuck-In Acquisitions have not been audited and have not been prepared to be in accordance with generally accepted accounting principles (“GAAP”). Further, these Tuck-In Acquisitions are typically single point dealership franchises operated as sole proprietorships and their historical financial and accounting systems and controls are generally not sufficiently developed to provide reliable accrual-based financial statements. As such, we believe that the presentation of any pro forma financial information for such Tuck-In Acquisitions would not provide meaningful information for investors and other users of our financial statements.

Securities and Exchange Commission
May 10, 2007

When evaluating the pro forma disclosure requirements of the FAS 141 for the year ended December 31, 2006, we relied upon paragraph 54 of FAS 141 and the relief explicitly provided in that the provisions of the statement “...need not be applied to immaterial items.” As noted above relative to our evaluation of our 2006 dispositions, we have established a policy of evaluating the materiality of acquisitions from a quantitative and qualitative perspective based upon the total revenues, total assets and pretax income as defined in Rule 1-02(w) of Regulation S-X and the guidance contained within Rule 11-01 of Regulation S-X and SAB 99. As all of our 2006 acquisitions were structured as asset purchases, the investments in such acquisitions approximated the total assets acquired. Thus, we did not separately evaluate the materiality of the investment in the acquisitions.
Quantitative Analysis of Materiality
Individually, neither of our 2006 Market Acquisitions accounted for more than 2.2% of total 2006 revenues or more than 1.7% of 2006 pretax income on a pro forma basis. The aggregate pro forma impact of our 2006 Market Acquisitions on our 2006 consolidated results was 3.8% and 2.8% of our total revenues and pretax income, respectively. Further, with respect to our 2005 results, the aggregate pro forma impact of our 2006 Market Acquisitions would have been 5.2% of total revenues, 5.6% of total assets and 7.6% of pretax income. To supplement, we will provide the Staff, upon request, with our analysis of the individual and aggregate impact of our 2006 Market Acquisitions on the 2006 & 2005 measures that we believe to be key in our evaluation of materiality. We have elected not to include such detailed analysis at this time due to its confidential nature. If the Staff requires this detailed analysis, we will request confidential treatment for such submission.
Attachment B of this letter provides a summary of the pro forma disclosures for 2006 and 2005 that would have been included in the notes to our 2006 consolidated financial statements had we determined these acquisitions to be material and such disclosures required.
Qualitative Analysis of Materiality
In conjunction with these quantitative measures, we analyzed the qualitative materiality of our reporting of the 2006 Market Acquisitions utilizing the applicable guidelines established by Staff Accounting Bulletin 99 (“SAB 99”), “Materiality.” We have reviewed each of the considerations provided in SAB 99, as to whether our accounting and reporting of the acquisitions:
•	masks a change in earnings or other trends

•	hides a failure to meet analysts’ consensus expectations for the enterprise

•	changes a loss into income or vice versa

•	concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•	affects the registrant’s compliance with regulatory requirements

•	affects the registrant’s compliance with loan covenants or other contractual requirements

Securities and Exchange Commission
May 10, 2007

•	has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	involves concealment of an unlawful transaction.
Materiality Conclusion
Based upon our quantitative and qualitative evaluation, we believe these pro forma disclosures are immaterial to the Company’s consolidated financial statements as of and for the year ended December 31, 2006, and, as such are not required to be included in the notes to our consolidated financial statements.
* * * * *
     In connection with the responses submitted herewith, we hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with respect to the foregoing or require additional information, please do not hesitate to contact the undersigned at (713) 647-5740 or Darryl M. Burman, Vice President, General Counsel and Corporate Secretary at (713) 647-5764.

Sincerely,
/s/ John C. Rickel
John C. Rickel
Senior Vice President and Chief Financial Officer

Attachment A
GROUP I AUTOMOTIVE, INC
     We lease our corporate headquarters, which is located at 950 Echo Lane, Houston, Texas. In addition, as of December 31, 2006, we had 143 franchises situated in 105 dealership locations throughout 13 states. As of December 31, 2006, we leased 91 of these locations and owned the remainder. We have three locations in Massachusetts and one location in Oklahoma where we lease the land but own the building facilities. These locations are included in the leased column of the table below.

		Dealerships
Region	Geographic Location	Owned	Leased

Northeast	Massachusetts	2	8
	New Hampshire	—	3
	New Jersey	3	3
	New York	1	3

		6	17

Southeast	Louisiana	1	4
	Florida	—	4
	Georgia	4	2
	Mississippi	—	3
	Alabama	—	1

		5	14

Central	Texas	1	34
	Oklahoma	1	12
	New Mexico	—	3

		2	49

West	California	1	11

Total		14	91

Attachment B
GROUP I AUTOMOTIVE INC

	2006	Pro Forma	2006
	As Reported	Adjustments	Pro Forma
Consolidated Revenues	$6,083,484	$234,040	$6,317,524

Net Income	88,390	2,438	90,828

Earnings Per Share:
Basic	3.66		3.76
Diluted	3.62		3.72

	2005	Pro Forma	2005
	As Reported	Adjustments	Pro Forma
Consolidated Revenues	$5,969,590	$312,108	$6,281,698

Net Income	54,231	5,369	59,600

Earnings Per Share:
Basic	2.27		2.50
Diluted	2.24		2.46